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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                             (Amendment No. _____)*

                             Vodavi Technology, Inc.
                             -----------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                   92857V 10 2
                                   -----------
                                 (CUSIP Number)


                                Steven A. Sherman
          4757 E. Greenway Road, Suite 103-187, Phoenix, Arizona 85032
          ------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                January 27, 1997
                                ----------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
---------------------------------------        ---------------------------------
CUSIP NO.  92857V 10 2                           Page 2 of 6 Pages
          ------------
---------------------------------------        ---------------------------------

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Steven A. Sherman
               ###-##-####

--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) |_|
                                                                         (b) |_|


--------------------------------------------------------------------------------
3         SEC USE ONLY


--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|


--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

              United States
--------------------------------------------------------------------------------
                           7         SOLE VOTING POWER

         NUMBER OF                      344,080
          SHARES         -------------------------------------------------------
       BENEFICIALLY        8         SHARED VOTING POWER
         OWNED BY
           EACH                        137,500
         REPORTING       -------------------------------------------------------
          PERSON           9         SOLE DISPOSITIVE POWER
           WITH
                                       344,080
                         -------------------------------------------------------
                           10        SHARED DISPOSITIVE POWER

                                       137,500
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            481,580
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             |_|

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            11.1%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

               IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

---------------------------------------        ---------------------------------
CUSIP NO.  92857V 10 2                           Page 3 of 6 Pages
          ------------
---------------------------------------        ---------------------------------


Item 1.  Security and Issuer

         This statement relates to shares of common stock (the "Common Stock") of Vodavi Technology, Inc., a Delaware corporation, with principal executive offices located at 8300 East Raintree Drive, Scottsdale, Arizona 85260. All securities reported in this Schedule 13D reflect the 1-for-2 reverse stock split effected by the Issuer on July 18, 1995.

Item 2.  Identity and Background

         The following information is provided with respect to the person filing this statement.

         (a)      Name:  Steven A. Sherman.
         (b) Business address: 4757 E. Greenway Road, Suite 103-187, Phoenix, Arizona 85032
         (c) Principal Occupation; Address where such employment is conducted: The Reporting Person is the Chairman of the Board of the Issuer. The Reporting Person is also the Chairman of the Board and Chief Executive Officer of NovAtel Wireless, Inc., 4757 E. Greenway Road, Suite 103-187, Phoenix, Arizona 85032.
         (d) During the last five years the reporting person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
         (e) During the last five years, the reporting person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as the result of which the reporting person was or is subject to a judgment, decree or final judgment enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
         (f) The reporting person is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration

         The Reporting Person founded the Issuer in April 1994 and acquired 200,000 of the shares of Common Stock reported in this Schedule 13D in exchange for shares of Vodavi Communication Systems, Inc. ("VCS"), in a transaction in which the Issuer was formed as the holding company of VCS. In May 1995, the Reporting Person acquired an additional 25,000 shares of Common Stock from Sherman Capital Group L.L.C. ("Sherman Capital Group"), of which the Reporting Person is the managing member. In September 1995, the Reporting Person also acquired 32,250 shares of Common Stock issued pursuant to a 1-for-6 exchange for warrants held by the Reporting Person, of which 4,000 of such shares are held by the Reporting Person as custodian for certain of his minor children. The Reporting Person has previously filed a Schedule 13G with respect to such shares.

         Sherman Capital Group acquired 197,500 shares of Common Stock in April 1994 in exchange for shares of VCS. In June 1994, November 1994, and May 1995, Sherman Capital Group transferred 134,000, 13,500, and 25,000 of such shares, respectively, in separate private transactions. In March 1995, Sherman Capital Group acquired an additional 5,580 shares of Common Stock from Sherman Investment Group L.L.C. In September 1995, Sherman Capital Group also acquired 56,250 shares of Common Stock issued pursuant to a 1-for-6 exchange for warrants held by Sherman Capital Group. The Schedule 13G previously filed by the Reporting Person reflected the Reporting Person's beneficial ownership of the 86,830 shares of Common Stock held by Sherman Capital Group as of December 31, 1995.

---------------------------------------        ---------------------------------
CUSIP NO.  92857V 10 2                           Page 4 of 6 Pages
          ------------
---------------------------------------        ---------------------------------



         On January 27, 1997, Sherman Capital Partners L.L.C. ("Sherman Capital Partners"), of which the Reporting Person is a managing member, acquired an aggregate of 137,500 shares of Common Stock for an aggregate purchase price of $592,500 in two private transactions.

         As a managing member of Sherman Capital Group and Sherman Capital Partners, the Reporting Person disclaims beneficial ownership of all shares held by Sherman Capital Group and Sherman Capital Partners except to the extent that his individual interest in such shares arises from his respective interest in each such entity.

Item 4.  Purpose of Transaction

         The sole purpose of all of the acquisitions by the Reporting Person, Sherman Capital Group, and Sherman Capital Partners as described herein was and is for investment purposes. There are no plans or proposals required to be described in subsections (a) through (j) of this Item 4 to which the Reporting Person, Sherman Capital Group, or Sherman Capital Partners is a party.

Item 5.  Interest in Securities of the Issuer

         (a) The Reporting Person beneficially owns an aggregate of 481,580 shares, representing 11.1% of the Issuer's outstanding Common Stock.

         (b)                                         Number              Percent
                                                    of Shares           of Class
                                                    ---------           --------
         Sole Power to Vote Securities:             344,080(1)(2)       7.9%(1)
         Shared Power to Vote Securities:           137,500(3)          3.2%(3)
         Sole Power to Dispose of Securities:       344,080(1)(2)       7.9%(1)
         Shared Power to Dispose of Securities:     137,500(3)          3.2%(3)

                  (1) The number of shares and percentage shown includes (i) an aggregate of 4,000 shares held by the Reporting Person as custodian for certain of his minor children, and (ii) 86,830 shares of Common Stock held by Sherman Capital Group, of which the Reporting Person is the managing member. The Reporting Person disclaims beneficial ownership of all shares held by Sherman Capital Group except to the extent that his individual interest in such shares arises from his interest in such entity.

                  (2) On April 15, 1996, the Reporting Person pledged 50,000 of such shares as collateral for a personal loan; however, the Reporting Person maintains the power to vote and dispose of such shares.

                  (3) The  Reporting  Person is a  managing  member  of  Sherman
         Capital Partners, which holds 137,500 shares of Common Stock. The Reporting Person disclaims beneficial ownership of all shares held by Sherman Capital Partners except to the extent that his individual interest in such shares arises from his interest in such entity.

---------------------------------------        ---------------------------------
CUSIP NO.  92857V 10 2                           Page 5 of 6 Pages
          ------------
---------------------------------------        ---------------------------------


         (c) Within the last 60 days, the following transactions in the Issuer's Common Stock were effected:

                  On January 27, 1997, Sherman Capital Partners purchased, in two private transactions, (i) an aggregate of 125,000 shares of Common Stock at a price of $4.50 per share and (ii) an aggregate of 12,500 shares of Common Stock at a price of $2.88 per share.

         (d) Certain shares beneficially owned by the Reporting Person are held in the name of Steven A. Sherman as custodian for certain of his minor children and in the name of Sherman Capital Group and Sherman Capital Partners. As a result, such persons have the right to receive dividends from their respective shares or proceeds from the sales of their respective shares.

         (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         The reporting person has no contracts, arrangements, understandings, or relationships (legal or otherwise) with any other person with respect to any securities of the issuer.

Item 7.  Material to be Filed as Exhibits

         No exhibits are filed with this report.

---------------------------------------        ---------------------------------
CUSIP NO.  92857V 10 2                           Page 6 of 6 Pages
          ------------
---------------------------------------        ---------------------------------

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 5, 1997                                  /s/  Steven A. Sherman
                                                         -----------------------
                                                               Steven A. Sherman